Successful Publicis Groupe Tender Offer for Digitas Inc.

Over 90% of Digitas Inc.’s shares tendered and subsequent offering period announced

Publicis Groupe becomes a world leader in digital and interactive communications

Paris, France, January 25, 2007 - Publicis Groupe S.A. (NYSE: PUB) announced today the success of its tender offer for Digitas Inc. (NASDAQ: DTAS) with approximately 94.4% of the outstanding common stock of Digitas Inc., including 11.0% tendered under guaranteed delivery procedures, having been validly tendered in the offer by Pacific Acquisition Corp., a wholly owned subsidiary of Publicis Groupe. The initial period of the offer expired at midnight on Wednesday, January 24, 2007. All shares that were validly tendered and not withdrawn have been accepted for purchase.

Publicis Groupe will provide a subsequent offering period which will expire at midnight, New York City time on Monday, January 29, 2007, unless further extended. During this subsequent offering period, Digitas Inc. stockholders who did not previously tender their shares into the offer may do so and will promptly receive the same $13.50 per share cash consideration paid during the initial offering period. No shares tendered in the tender offer may be withdrawn during the subsequent offering period.

Said Maurice Lévy, Chairman and CEO of Publicis Groupe: “I want to thank all of the teams who have made this such a successful and swift operation. Because of the friendly and cooperative spirit of this transaction, we look forward to a very seamless integration of Digitas. We welcome David Kenny and the talented teams at Digitas, Modem Media and the Medical Broadcasting Company into the Publicis Groupe family, and we are delighted by the enthusiasm with which Digitas Inc. employees and clients have reacted to joining our Groupe. Our enhanced positioning in the digital marketplace and our leadership position in interactive communications will be extremely valuable for our clients – and will be a powerful growth engine for the entire Groupe in the years ahead.”

Said David Kenny, Chairman and CEO of Digitas Inc.:“The Digitas teams have all been impressed by the care taken by Maurice Lévy and his teams to make us all feel welcome. We are excited about the new opportunities this transaction will offer to our clients through the rich resources of Publicis Groupe, and we are incredibly excited about joining the Groupe and the opportunity it gives Digitas to deploy our capabilities on a global scale.”

After expiration of the subsequent offering period, Publicis Groupe through its indirect wholly owned subsidiary Pacific Acquisition Corp., will acquire all of the remaining outstanding shares of Digitas Inc. common stock by means of a merger under Delaware law. Pacific Acquisition Corp. will merge with and into Digitas Inc., with Digitas Inc. continuing as the surviving corporation and as an indirect wholly owned subsidiary of Publicis Groupe. In the merger and without any action on the part of Digitas stockholders, each outstanding share of Digitas Inc. common stock (other than (a) shares held by a holder who has not voted in favor of the merger or consented in writing and who has demanded appraisal for those shares in accordance with the DGCL and (b) each share that is a restricted share immediately prior to the effective time of the merger, which restricted shares, by virtue of the merger and without any action on the part of the holder of those shares, will become an appropriately adjusted number of restricted ordinary shares of Publicis Groupe (which will be subject to the same restrictions as the restricted shares from which they were converted)) will be cancelled and retired and will be converted into the right to receive $13.50 per share, net to the seller in cash without interest, upon surrender of the share certificate formerly representing that share. Thereafter, Digitas Inc. common stock will cease to be traded on the Nasdaq.

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This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The solicitation and the offer to purchase all of the outstanding shares of Digitas common stock are only being made pursuant to the tender offer statement, offer to purchase and related materials that Publicis and Pacific Acquisition Corp. filed with the Securities and Exchange Commission (“SEC”) on December 26, 2006, as amended.

Digitas stockholders are urged to read the tender offer statement, letter of transmittal and other materials relating to the tender offer, as they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders can obtain a copy of the tender offer statement, letter of transmittal and other related materials free of charge from the SEC's Edgar Database, which can be accessed through the SEC's Internet site (http://www.sec.gov), or from the information agent for the tender offer, MacKenzie Partners, Inc., by calling (800) 322-2885 (call toll-free). We urge Digitas Inc. stockholders to carefully read those materials prior to making any decision with respect to the tender offer.

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Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. Its activities span 104 countries on five continents.
The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications with a worldwide leadership.
Web sites: www.publicisgroupe.com and www.finance.publicisgroupe.com